December 30, 2011

Via EDGAR and Federal Express

Mr. H. Roger Schwall

Assistant Director, Natural Resources

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	Matador Resources Company

Amendment No. 1 to Registration Statement on Form S-1

Filed November 14, 2011

File No. 333-176263

Dear Mr. Schwall:

On behalf of Matador Resources Company (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated December 1, 2011, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-176263, filed with the SEC on November 14, 2011 (“Amendment No. 1”), which amended the Company’s Registration Statement filed with the SEC on August 12, 2011 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1.

As you will note in connection with your review, prior to commencing the offering, the Company will file additional amendments to the Registration Statement to, among other things, complete the information relating to the selling shareholders and to update the executive compensation disclosure required by Item 402 of Regulation S-K for the last completed fiscal year.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked version of Amendment No. 2 unless otherwise specified.

General

1.	We remind you of comments 3, 4, 5, 6, 31, 43 and 58 in our letter dated September 29, 2011.

Response: The Company acknowledges the Staff’s comment and has provided in Amendment No. 2 certain information that it is not entitled to omit pursuant to Rule 430A, and the Company undertakes to provide in a future amendment to the Registration Statement all remaining

Mr. H. Roger Schwall

December 30, 2011

information that it is not entitled to omit pursuant to Rule 430A. In addition, prior to submitting a request for accelerated effectiveness, the Company will provide the Staff with the letter from the Financial Industry Regulatory Authority (“FINRA”) or arrange for a representative of FINRA to call a representative of the Staff to confirm that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements. The Company has also filed with Amendment No. 2 all currently available exhibits, including all material contracts other than the Amended and Restated Credit Agreement (the “New Credit Agreement”) that the Company entered into on December 30, 2011 immediately prior to the filing. We intend to contact the Staff on Tuesday, January 3, 2012 and if the Staff so requests, the Company undertakes to file the New Credit Agreement with an amendment to the Registration Statement during the week of January 2, 2012. The Company also undertakes to file with a future amendment to the Registration Statement all other exhibits, including any additional material contracts, that become available. The Company will also include an estimated price range in a future amendment to the Registration Statement. The Company will allow sufficient time for the Staff to review any newly filed exhibits and its complete disclosure and for the Company to respond to any comments that may result from the Staff’s review. The Company has also updated, where applicable, various actions that the Company has taken since filing Amendment No. 1. The Company undertakes to provide updates to such other disclosure in a future amendment to the Registration Statement.

Prospectus Summary, page 1

2.	We note your response to comment 8 in our letter dated September 29, 2011. Please revise your disclosure in the second paragraph on page 1 to clarify the relevant entities and their relationship to the issuer. For example, and without limitation, please provide a cross-reference in this section to your description of the corporate reorganization at page 12, and your organizational chart at page 13. In addition, please disclose in this section that in connection with the reorganization, former Matador Resources Company changed its corporate name to MRC Energy Company, and Matador Holdco, Inc. changed its corporate name to Matador Resources Company.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the second paragraph on page 1 to clarify the relevant entities and their relationship to the issuer. The revised disclosure is provided below:

In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” and the “company” refer to Matador Resources Company and its subsidiaries before the completion of our corporate reorganization on August 9, 2011 and Matador Holdco, Inc. and its subsidiaries after the completion of our corporate reorganization on August 9, 2011. Prior to August 9, 2011, Matador Holdco, Inc. was a wholly owned subsidiary of Matador Resources Company, now known as MRC Energy Company. Pursuant to the terms of our corporate reorganization, former Matador Resources Company became a wholly owned subsidiary of Matador Holdco, Inc. and changed its corporate name to MRC Energy Company, and Matador Holdco, Inc. changed its corporate name to Matador Resources Company. See “Organizational Structure” on page 12 and “Corporate Reorganization” on page 164 of this prospectus.

Mr. H. Roger Schwall

December 30, 2011

Use of Proceeds, page 48

3.	We note your disclosure at page 48 that you intend to use the remaining net proceeds from this offering, in part, for potential acquisitions of interests and acreages. Please revise your filing to provide the estimated amount you intend to allocate to such use. Please refer to comment 31 in our letter dated September 29, 2011.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47 to clarify that the Company does not currently have plans to use any portion of the net proceeds from the offering for acquisitions of interests or acreage. The revised disclosure is presented below:

Initially, we intend to use the net proceeds we receive from this offering to repay ~~in full the $25.0 million term loan that is due and payable on December 31, 2011 and to repay in full the outstanding indebtedness~~the then outstanding borrowings under our ~~revolving credit agreement ($60.0 million at October 31, 2011).~~ credit agreement ($113.0 million outstanding, excluding $1.3 million in outstanding letters of credit, at December 30, 2011). Following the application of the net proceeds we receive from this offering, we will have ~~$78.7~~approximately $98.7 million available for potential future borrowings under our credit agreement (after giving effect to outstanding letters of credit). We intend to use the remaining net proceeds from this offering ~~to fund a portion of~~, our cash from operations and available borrowings under our credit agreement to fund our 2012 capital expenditure requirements ~~and for potential~~. Although we have no current plans or proposals, pending application of the portion of our net proceeds to fund our 2012 capital expenditure requirements, we may be presented with other opportunities for acquisitions of interests ~~and acreage.~~ or acreage. In that case, we may decide to use a portion of the net proceeds to finance these acquisitions and use cash flows from operations or additional borrowings under our credit agreement to fund our 2012 capital expenditure requirements, when necessary.

4.	We note your response to comment 33 in our letter dated September 29, 2011, and reissue such comment. It appears that you are reserving the right to change the use of proceeds. If true, please clarify the alternatives to such use.

Response: The Company has no current plans to use the net proceeds from this offering in any manner that is not otherwise set forth under “Use of Proceeds” beginning on page 47. However,

Mr. H. Roger Schwall

December 30, 2011

as indicated in the response to comment 3 above, if, prior to using the net proceeds from the offering, the Company is presented with opportunities to acquire additional interests and/or acreage, it may utilize such net proceeds for these acquisitions and use cash flows from operations or additional borrowings under its credit agreement to fund its 2012 capital expenditure requirements. In response to the Staff’s comment, the Company has revised the disclosure on page 48 as follows:

While we expect to use the net proceeds from this offering in the manner ~~set forth above~~described above, including for potential acquisitions of interests and/or acreage (although we have no current plans to do so), the ultimate amount of capital we will expend may fluctuate materially based on market conditions and our drilling results. Our future financial condition and liquidity will be impacted by, among other factors, our level of production of oil and natural gas and the prices we receive from the sale thereof, the outcome of our exploration and drilling programs, the number of commercially viable oil and natural gas discoveries made and the quantities of oil and natural gas discovered, the speed with which we can bring such discoveries to production, and the actual cost of exploration and development of our oil and natural gas assets. ~~Until the actual use of our~~ We intend to invest any net proceeds from this offering that exceed the pay off amount of our credit agreement as described above~~, we intend to invest such net proceeds~~ in U.S. treasury bonds or investment grade instruments until otherwise needed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Liquidity and Capital Resources, page 67

5.	We note your disclosure at page 68 that you believe the net proceeds you receive from this offering, together with your cash flows and future potential borrowings under your revolving credit agreement, will be adequate to fund your capital expenditure requirements and any acquisitions of interests and acreage for 2012. Please reconcile such statement with your disclosure at page 48 that upon consummation of this offering and application of the net proceeds, you anticipate that you may need to access future borrowings under your credit agreement within 60 to 90 days following completion of this offering to fund a portion of your 2012 capital expenditure requirements in excess of amounts available from your cash flows and the proceeds of this offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 67 as follows:

We actively review acquisition opportunities on an ongoing basis. While we believe the net proceeds we receive from this offering, together with our cash flows and future potential borrowings under our ~~revolving~~ credit agreement, will be adequate to fund our

Mr. H. Roger Schwall

December 30, 2011

capital expenditure requirements and any acquisitions of interests and acreage for 2012, funding for future acquisitions of interests and acreage or our future capital expenditure requirements for 2013 and subsequent years may require additional sources of financing, which may not be available. We anticipate that we may need to access future borrowings under our credit agreement within 60 to 90 days following completion of this offering to fund a portion of our 2012 capital expenditure requirements in excess of amounts available from our cash flows and the net proceeds of this offering. See “Use of Proceeds.”

Principal and Selling Shareholders, page 165

6.	For each entity, please revise to disclose the natural person(s) who has voting or investment control over the securities they own. See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.secgov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: In response to the Staff’s comment, the Company has had discussions with representatives of Wellington Management Company (“Wellington Management”) in an effort to obtain the requested information.

Wellington Management has informed the Company that it is the investment adviser to several entities (each, a “Wellington Client”) that own shares of the Company’s common stock, two of which, Spindrift Partners, L.P. and Spindrift Investors (Bermuda), L.P., are specifically named in the Principal and Selling Shareholders table on page 166 due to the size of their positions. Wellington Management understands that the Staff has inquired about the natural persons with the power to vote or to dispose of the securities beneficially owned by Wellington Management and the Wellington Clients. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended, Wellington Management shares beneficial ownership over the shares held by each Wellington Client. However, Wellington Management believes that it is not appropriate for Wellington Management to list a natural person in the footnotes to the table of Principal and Selling Shareholders. The Company has been informed that Wellington Management has discussed this issue with the Staff on few previous occasions, including in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230) and IBERIABANK Corporation (File No.333-139984). Below are links to letters written by or on behalf of Wellington Management in those instances:

http://www.sec.gov/Archives/edgar/data/933141/000119312507059359/filename1.htm

http://www.sec.gov/Archives/edgar/data/818969/000090965408001261/filename1.txt

Mr. H. Roger Schwall

December 30, 2011

The Company understands that the Staff agreed with the analysis set forth in the above-referenced letters, and Wellington Management has confirmed that the statements in such letters remain accurate.

With respect to the shares of common stock beneficially owned by General Mills, Inc. Benefit Finance Committee (“General Mills”), the Company has discussed the Staff’s comment with General Mills and is awaiting additional information.

Condensed Consolidated Financial Statements, page F-48

7.	Please update your financial statements to comply with Rule 3-12 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Response: The Company acknowledges the Staff’s comment and has filed with Amendment No. 2 the financial statements required by Rule 3-12 of Regulation S-X and corresponding updated disclosure throughout Amendment No. 2.

Exhibits

8.	Please re-file your material agreements to include all exhibits and schedules to such agreements. For example, and without limitation, we note that you have not filed Exhibit A to the credit agreement filed as Exhibit 10.1.

Response: In response to the Staff’s comment, the Company has re-filed Exhibits 10.1, 10.28 (formerly Exhibit 10.23), 10.29 (formerly Exhibit 10.24) and 10.30 (formerly Exhibit 10.25) and such re-filed exhibits now include all exhibits and schedules to such material agreements other than those schedules that may be omitted in accordance with Item 601(b)(2) of Regulation S-K, which the Company agrees to furnish supplementally to the Staff upon request.

Enclosed herewith is a statement from the Company regarding (i) the responsibility of the Company for the adequacy and accuracy of the disclosure in the filings; (ii) the fact that the Staff’s comments or changes in disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the fact that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

Mr. H. Roger Schwall

December 30, 2011

Please let me know if the responses are acceptable. You can reach me at 214.651.5562.

Very truly yours,

/s/ Janice V. Sharry

Janice V. Sharry

Direct Phone Number: 214.651.5562

Direct Fax Number: 214.200.7065

Janice.sharry@haynesboone.com

cc:	Joseph Wm. Foran David E. Lancaster Doug Berman Daryl Robertson

Matador Resources Company

One Lincoln Centre

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

December 30, 2011

Mr. H. Roger Schwall

Assistant Director, Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Matador Resources Company
Amendment No. 1 to Registration Statement on Form S-1
Filed November 14, 2011
File No. 333-176263

Dear Mr. Schwall:

In conjunction with the responses to the letter dated December 1, 2011, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filing, Matador Resources Company (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Matador Resources Company

By:	/s/ David E. Lancaster
Name:	David E. Lancaster
Title:	Executive Vice President, Chief Operating
Officer and Chief Financial Officer